UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia V6E 3V7 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: December 11, 2024	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated December 11, 2024 - VIZSLA SILVER COMMENCES TEST MINING AND BULK SAMPLE PROGRAM AND PROVIDES EXPLORATION UPDATE AT PANUCO PROJECT